UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Contents of this Form 6-K

This Form 6-K for Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) contains a notice filed before the Mexican Stock Exchange on the date hereof:

Exhibit 1: Corporate Notice.

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 4166 9000

Corporate Notice

By means of this corporate notice, we inform Bolsa Mexicana de Valores, S.A.B. de C.V that between January 1, 2023, and March 15, 2023, a total of 4,451,577 series “A” shares ordinary, nominative, with no par value representing the variable portion of the capital stock of Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) became outstanding (the “Shares”), derived from the exercise of the Company’s warrants identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), that remained outstanding (including those Warrants exercised through the cashless automatic exercise provided for in the warrant certificate and the warrants issuance indenture), as well as derived from the incentives paid under the Company’s long-term incentive plan as set forth in the Irrevocable Management Trust Agreement. By virtue of the foregoing, as of March 15, 2023, a total of 92,858,055 series “A” shares, ordinary, nominative, with no par value, were outstanding.

Furthermore, as of this date, the number of shares held in treasury as a result of the repurchase of the Company’s Shares pursuant to Article 56, section IV of the Securities Market Law (Ley del Mercado de Valores) totals 3,234,163 series “A” shares, ordinary, nominative, with no par value, representing the variable portion of Vista’s capital stock.

Name: Alejandro Cherñacov

Title: Attorney-in-fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer